Exhibit 99.1

Legend Biotech Announces Participation in Upcoming Investor Conferences

SOMERSET, N.J.--(BUSINESS WIRE)--November 4, 2022--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, today announced its participation in the upcoming investor conferences:

Event: BMO Biopharma Spotlight Series: Oncology Day (Virtual)
Fireside Chat Date & Time: Wednesday, November 9, 2022 at 1:30pm ET
Presenter: Ying Huang, Ph.D., CEO

Event: Cowen 6th Annual IO Next Summit (Virtual)
Fireside Chat Date & Time: Friday, November 11, 2022 at 1:10pm ET
Presenter: Ying Huang, Ph.D., CEO

Event: JP Morgan Equity Opportunities Forum
Location: Miami, Florida
Date: Monday, November 14, 2022

Event: Jefferies London Healthcare Conference
Location: London
Fireside Chat Date & Time: Thursday, November 17, 2022 at 2:40pm GMT
Presenter: Ying Huang, Ph.D., CEO

Event: Piper 34th Annual Healthcare Conference
Location: New York, New York
Fireside Chat Date & Time: Tuesday, November 29, 2022 at 3:00pm ET
Presenter: Ying Huang, Ph.D., CEO

Event: Evercore ISI 5th Annual HealthCONx Conference (Virtual)
Fireside Chat Date & Time: Wednesday, November 30, 2022 at 9:40am ET
Presenter: Ying Huang, Ph.D., CEO

About Legend Biotech

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Contacts

Investor Contacts:
Joanne Choi, Senior Manager, Investor Relations, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager, Investor Relations, Legend Biotech
crystal.chen@legendbiotech.com

Press Contact:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025